V 216.736.7215
F 216.621.6536
E cjh@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com
Cleveland and Columbus

April 15, 2009
Via Edgar and Fax
Perry Hinden
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, D.C. 20549-3628

Re:	LNB Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A, as amended
Filed on March 20 and 25, 2009 by Richard M. Osborne Trust
File No. 000-13203
Dear Mr. Hinden:
We are in receipt of your April 9, 2009 letter commenting on the Richard M. Osborne Trust’s preliminary proxy statement relating to the annual meeting of shareholders of LNB Bancorp, Inc. On March 24, 2009, LNB filed a complaint against Richard M. Osborne seeking injunctive relief in the United States District Court for the Northern District of Ohio, Eastern Division. On April 3, 2009, the court issued a preliminary injunction restraining Mr. Osborne from engaging in the proxy solicitation. Although Mr. Osborne intends to contest the case vigorously, he is currently enjoined from pursuing the proxy solicitation and does not intend to respond to your comment letter.
     As you know, my partner Kathleen L. Mesel is out of the office this week. If you have any further questions or comments regarding this matter, please do not hesitate to contact me at 216‑736‑7215 or you can reach Kathy on her cell phone at 216‑536‑4009.
Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert
cc: Kathleen L. Mesel
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